Filed by Intercontinental Exchange, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: June 6, 2022

On June 3, 2022, Intercontinental Exchange, Inc. posted on its internal employee website a webcast of remarks made by certain of its senior executives at the Deustche Bank Global Financial Services Conference held on May 31, 2022. The following are excerpts from these remarks relating to its pending acquisition of Black Knight, Inc.:

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Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

Sure. Thanks, Brian and thanks for having us here today. It’s great to be back in person and see all of you.

And so, yeah, look when we think about ICE and where we’re positioned today, certainly we’ve evolved, I think over the last 20 or so years. And as you mentioned earlier, we started out in the futures business and evolved into broadening that into other areas of futures from commodities and interest rates into equities, New York Stock Exchange, of course, more recently in 2015 broadening into fixed income. And then, of course, in 2016 and 2020 a string of acquisitions into the mortgage space to help digitize the mortgage space.

And really it has been, while we have evolved as a company, the strategy has always been the same in that we’re looking for different asset classes, different opportunities within those asset classes to bring efficiency to the workflow within those asset classes. There are of course, nuances across the different asset classes that we’re in but that’s the end goal as you as mentioned there.

And so, when I think about what we’re able to do there, it comes down to the common thread that runs throughout is really its technology and it’s our—its data services and bringing—those kinds of things are really what brings that efficiencies across different asset classes, albeit in different ways at times.

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And then the other area that I think is really exciting for us is then within the mortgage space, which certainly we announced an acquisition of Black Knight recently, but that’s an area that is, as Brian alluded to, as many of you probably aware, is very inefficient, probably the earliest of all the asset classes that we’re in in terms of its progression.

And so, when we look at that asset class and the opportunity we’re seeing there, that it cost $9,000 or so today to originate alone. The opportunity we see is to take significant cost out of that and share in those savings.

And so, I think as you think about the opportunity for us in that asset class is that we think it can be an 8% to 10% grower on average. And that really comes alongside that opportunity to bring efficiencies to the customer and again share in those savings. And it’s really that’s what we do really across the business and the opportunities we see across the business. As we bring efficiencies, bring value to the customer, we can share in that value proposition.

So, you combine that with which has always been disciplined expense growth and investment in growth, you have a business that I think can sustain cash flow growth well into the future. And so, we’re very excited about that.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Yeah. Well, can you take that $9,000 down to for a...

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

So, we talked about a couple of thousand dollars but I think if you think about the opportunity that we have with Black Knight, as a combined platform, it’s just that much greater in terms of what I think the efficiency we can bring to the workflow. And again, that flows through to the customer, that then flows through to the end consumer, which I think is a really important point to be making. So, I think we’re excited. It takes some time to get there but because like I said, we’re in the early innings of that trajectory but certainly an exciting opportunity.

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Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Okay. Great. I do want to go back to ESG, because that’s a really important subject. But maybe just a flip back to the mortgage technology business. So, just maybe talk a little bit about your ambitions in the space and the big picture. So, obviously, this started with the MERS acquisition it was Mortgage Electronic Registration System, I think, in 2016. And then obviously Ellie Mae in 2020 and there’s Simplifile in there as well. But maybe talk about what you want to do with Black Knight in terms of that entire value chain so to speak?

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

Yeah, sure. And maybe I’ll give a bit of an overview of the history there because I think it’s important. So, if we start with MERS in 2016. MERS is really a – it’s a mortgage registry database where it effectively assigns a sole security number, if you will, to every mortgage or almost every mortgage that’s out there.

We took a majority stake with – non-controlling majority stake in 2016. The plan in the agreement was to then rebuild the underlying technology. Again, important part of what we can bring to, at the time, was a new asset class was our technology expertise. And so, we did that over the next two years or so and purchased the remaining stake in MERS.

After that, I want to say it was 2019 or so, you’re right, in between Ellie Mae in 2020 and MERS was an acquisition of Simplifile, which is an eRecording network that covers close to 90% or so of the US population. Really, what that is, is when you go to – when you purchase a house, in a particular county, all the information that you need to register with that county can either go through paper documents, through FedEx, which can take weeks and often with errors, or it can go through a network like Simplifile, which is sort of the electronic rails that enable that information sharing, if you will. And, again, it’s a network that was built up over 20 years that is very well-positioned within that [indiscernible]…

So, what we had at that point was kind of this position within the closing work portion of the workflow, kind of like clearing almost, if you will, and futures. What we were missing to some extent was the match, if you will. So, the application all the way to the closing period. And that’s what Ellie Mae brought us.

And so, from application all the way through underwriting process up to the closing where you manufacture the loan, that’s the platform that enables originators to do that, kind of connecting the lender and the borrower, buyer and the seller, if you will, and really starting to complete or help complete the workflow from our perspective.

And so, when you think about what Black Knight then brings us, it brings us additional components of the workflow. And so, they’re on the servicing side, about 60% of their business is servicing. They also have some connectivity to the realtor on realtor space through some of their MLS data. They also have a lot of tax and property data that helps people manufacture the loan through origination process. So, filled some gaps in our – will fill in some gaps for us there.

And what we’ve really found not just in this asset class, but other asset classes over time, is that the broader you are across the workflow, the bigger of a presence that you have across the workflow, the more opportunity there is to identify pain points, bring efficiency, innovate, create new products because you really understand where those inefficiencies lie.

And so, I think what Black Knight does, it really just extends that opportunity for us in an asset class, as we said, that is very much still in an analog state, very much in need of efficiency gain. And so, that from us, from our perspective is where we want to take this is really complete the workflow and develop more products certainly with our products suite and we already are doing that to an extent, but really I think will position us all that much better to go after that opportunity from an efficiency standpoint, which I said earlier, would certainly benefit our customers, lower costs for them. And I think something, too, that will result in savings for the end consumer while also, of course, us sharing in some of those savings.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Right. No, that’s – I mean, you made that very clearly on the earnings call. And maybe just talk about the revenue synergy opportunities, I think $125 million over five years. What types of things do you plan on harmonizing to get that? Is the $125 million [indiscernible] is that a conservative number?

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

Well, you decide maybe if it’s conservative. But certainly when we thought about the revenue synergies, what we did was we took products that all exists today, whether they’re Black Knight products or our products and looked at the customer bases and said was there proof of concept here. And yes, in all cases, those were products that were currently being sold to – our products being sold to our customers, their products being sold to their customers. And could we cross-sell those products? Was there sort of a light customer on the other side in terms of the expanded customer base?

And so, those are, like I said, products that exist that I think have a proof of concept, if you will, for sure. And so, I think that makes it relatively conservative maybe towards versus maybe other revenue synergies you’ve seen others put out there in the world.

I think if you think about it maybe from a more of a top down standpoint, $125 million is about 1% of the combined $14 billion addressable market that we think we have as a combined entity. And so, I even – I think from that perspective, it does feel a little conservative, if not, just realistic in terms of getting there.

And so, so we feel good about that. I think in terms of maybe a trajectory, we talked about five years in terms of the target. I’d sort of – I’d expect that to start to see something more meaningful, if you will, in year three, four and, of course, five, as terms of a trajectory for those. But we do feel good about those and have a path.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Yeah. And I think one thing that’s misunderstood a little bit is the more durable recurring revenue stream at Black Knight versus Ellie Mae which has a little bit more of a transaction component. Maybe just talk about that. This helps reduce – somewhat reduce the overall business mix towards mortgage volumes and is more recurring.

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

Yeah. I think I don’t actually want to speak for them but certainly you saw in our first quarter results, I believe they grew 10% pro forma organic. To it’s the same in that sense. But the 10% year over year, that was against a mortgage market that was down 40% year over year.

And so, and maybe one of those things that was a little lost on things were really good in terms of the origination backdrop that they were continuing to grow through that and certainly mortgage market was doing a lot better but it’s not until kind of the tide comes out that you really see what one is made of in that sense.

And so, certainly that performance, I think, is a testament to the stability and the durability of that revenue stream over there. And so, so we like that. Certainly, with the servicing side, it’s really based on loans outstanding, their data and analytics business, how large their subscription revenues. And so, that all comes together with our mortgage technology business today, which is 50% or so, and the first quarter was recurring revenue. Pro forma for Black Knight coming over will be a business that’s about 70% recurring revenue.

And so, we’ve talked about the potential growth for the combined business being pretty similar to what we’ve talked about for Ellie Mae of 8% to 10%. But that’s a business today that – well, pro forma, I should say, that will be highly recurring, relatively speaking. So, I think you’ve got a very solid revenue growth outlook and growth stream, if you will, a revenue stream, but one that is far more sort of with more visibility and durability to it.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Yes, that makes sense. Maybe just to talk about the data part of it as well, you’ve already had pretty good data revenues in the mortgage technology business. That growth has, I think, surpassed a lot of people’s expectations. How do you think about it with Black Knight? What is the opportunity there? And then also you’re launching mortgage futures shortly. Maybe just talk about that potential. How big could that be? Obviously, the interest rate futures market is incredibly large. Could this be a substitute for some other fixed interest rate products out there?

Lynn C. Martin

President-NYSE Group & Chair-ICE Fixed Income & Data Services, Intercontinental Exchange, Inc.

Yeah. I mean, there’s clearly a data. One of the things that struck me when getting to know the IMT, the ICE Mortgage Technology business, the existing business that we have in my previous seat was just how much good high-quality data there was within that ecosystem.

So, my former team and I spent a fair amount of time with the ICE Mortgage Technology team last year, starting to unpack what some of that data is. Not only is it great from an analytics perspective, it’s also incredibly rich when you consider interest rate futures market or some of the other benchmarks out there. I mean, it’s observable interest rates as opposed to a finger in the air as to what interest rates are going to do, what Treasury yields are going to do.

You actually see the transactions that go through the ICE Mortgage Technology network in 15-year, 30-year jumbo, non-jumbo, non-conforming, all of these different types of loans that are generated throughout the day for about 45% of the US mortgage market. So, that was from a low-hanging fruit perspective it was just – struck us as a tremendous opportunity to create an index, an observable interest rate index that’s updated once a day based on that day’s runs, as opposed to surveys that take place 30 days later or however long later day, that’s stale in the market.

So, being able to deliver that index to the market just so people can see what interest rates are actually doing and then launch a futures product which allows a much more precise hedge from an interest rate perspective, there are certain parts of the market that should be interested in that, like the TBA markets, things of that nature.

It’s a new futures product though, so you got to handicap it there because new futures products are tough to do but we’re super optimistic about the prospects there. But also within that data ecosystem enabled us to refine the prepayment models that we had on the ICE Data Services side of the business because we can see prepayment frequency, prepayment speed. And again what loans are getting prepaid and what rates they are getting prepaid at which is great for our Analytics part of the business and ICE Data Services.

The Analytics business also then feeds mortgage-backed security valuations, so, that’s a nice tie in there. Additionally, because of all the granular data you see through the existing ICE Mortgage Technology network, you’re able to do the loan-to-pool mapping, so you’re able to see what actual loans actually contribute to the mortgage-backed securities pools which is probably not the most exciting thing in terms of the data landscape but I think it’s incredibly exciting and it’s a data lineage that we can put together uniquely because we’ve got the ICE Mortgage Technology network as it exists today, alongside the capability on the ICE Data Services side to take really messy, unstructured forms of data and turn it into something that the market knows, understands and can be applied to different risk management techniques.

So, I mean we’re, on the Data Services side, super excited about the potential to acquire Black Knight, particularly the Optimal Blue business given the strong mortgage analytics that they already have. We just think that that’s going to be yet another leg of a very accretive stool that we’re already in the early stages of executing upon. And then clearly, the third leg of that stool is to be able to list products on it. So, that’s why we’re excited about the futures side of the business.

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

I think it’s a good point, too, just because these are capabilities that Ellie Mae didn’t have in terms of taking that raw data and packaging it into something that’s more consumable, not only just for our customers on the MBS side, but really even for their origination customers. That expertise that we have was something they didn’t have. It’s something that Black Knight doesn’t have. Certainly, this data has always existed on those platforms.

And so, I think that’s one of the opportunities, as Lynn mentioned, was to take a lot of the data Black Knight has, including the servicing data, start to marry it with all the information we have on the originations side. And I think ultimately bring a lot of transparency to that asset class that now, what are we, in 14 years post global financial crisis and we still don’t have a lot of. I think it’s just – it’s a great thing for just the ecosystem overall, not just the originators, but also the mortgage-backed securities world as well in terms of just bringing that additional transparency.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

And the timing of all this, I mean, obviously it’s a big ramp, but you’re starting to see synergies already. I mean, just with the Ellie Mae and the data business that you’ve been talking about and the mortgage futures they’re listing – getting listed relatively soon, right? Or it’s a little...

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

Thankfully, yeah.

Lynn C. Martin

President-NYSE Group & Chair-ICE Fixed Income & Data Services, Intercontinental Exchange, Inc.

Yeah. I think June?

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

I think that’s right. Yeah.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Yeah. Okay.

Lynn C. Martin

President-NYSE Group & Chair-ICE Fixed Income & Data Services, Intercontinental Exchange, Inc.

June.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

So, that be fun to watch, yeah.

Lynn C. Martin

President-NYSE Group & Chair-ICE Fixed Income & Data Services, Intercontinental Exchange, Inc.

I’m super excited to watch it.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Yeah. We, as analysts, we love watching the daily volumes. It’s, I don’t know, part of what we – we like covering exchanges, obviously, we enjoy doing that.

Maybe just to close the loop on Black Knight, a lot of debate in the market about antitrust. You’ll be the largest provider of technology. It’s still a small amount of the TAM, some a third or less of the overall TAM just on the mortgage side. If we exclude data from that – that’s my own math. I don’t know if you can comment on that or not.

But just in terms of your confidence of getting that through antitrust, what are you telling investors? And just maybe a quick update on the timeline of that. I know it’s impossible to predict [indiscernible].

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

Sure, right. Yeah. So, in terms of our expected timeline, we would expect the deal to close in the first half of 2023. And so, we’ve just started to kick off that whole process of working with regulators and that education process that we’ll go through.

Certainly, it’s one that we’ve gone through in terms of trying to better understand the competitive nature, if and where it does exist, between the two businesses. And so, if you think about what Black Knight does today, I may have said it a bit earlier, but 60% of their business is servicing. We don’t do servicing at all today. So, there’s zero overlap there.

There’s another 30% or so of the business that’s data and analytics which again, very, very little overlap in terms of what we do, largely complementary. And then origination technology, we’re certainly at the headline level there. There would seem like there is some head-to-head there between us and what they do on origination technology side. But as we went through – and they had a team of lawyers and we had a team of lawyers go through this independently and look at a lot of the data, we found that there just isn’t a whole lot of competition between the two platforms. And so, they end up being very complementary solutions we’ve discovered.

And so, as we think about that – and look, as we found, as you go through on our key process, you’re often looking for something that’s either more customized which would be the Empower business or something that’s more out of the box configurable, which would be our Encompass business. And oftentimes, one of us is not even in that process or is quickly kicked out.

So, we found them to be very complementary businesses at the end of the day and so we feel good about that as we kind of go through this process. I think it’s more of just helping regulators understand what we found, that discovery process and how and when educating them on what we found.

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Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

I think people are definitely looking forward to that closing. If it does get more delayed than you think it is, even if it’s in process, is it possible to come back to the market and do share repurchases if you have the capital or is that completely off the table until the deal closing?

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

No, it’s not off the table but only in a sense that we’ve committed that we would get to 3 times by the end of 2024. And so, to the extent there is some excess cash and we’ve got a cash consideration component of the deal that we’ve outlined, to the extent that we have more than that on balance sheet, that’s a possibility. We just want to ensure that the trajectory of debt payment doesn’t change.

And so, we’ll see how that goes but that would be the – as long as we are very, very confident and work with rating agencies, too, that we can get there and over that timeframe, that could—that would be a possibility.

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Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

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Sorry to keep it going here, but yeah, Warren, you tell really compelling story on Black Knight, the synergies, the accretion and why it makes a lot of sense. Could you balance that with the stock has not done great recently? Do you think it’s that investors are concerned the deal is not going to go through? Is it other stuff? Just you listen to the portfolio of businesses that you have, a lot of energy, volumes have been strong, I mean, can you balance just talk about what you think’s going on out there relative to a pretty exciting story?

Warren Gardiner

Chief Financial Officer, Intercontinental Exchange, Inc.

Sure. So, I don’t know that I’ll comment on what is driving the stock versus and the magnitude of it in that sense. It is certainly a choppy market out there today and so there’s a lot of factors.

Certainly, a number of our peers are under a lot of pressure, a lot of stocks are under a lot of pressure and so – but we do – when we think about Black Knight, and we thought about that opportunity, certainly their stock had come under a decent amount of pressure to start the year.

As we looked at that company more and more and they’re a partner on our network, there’s a dialogue there that exists not only with them, but others that are on the Ellie Mae network, the ICE Mortgage Technology network. As they kind of came under some pressure, there was – there’s more of a dialogue developed with the things that we could do strategically more. And certainly, knowing them over the years that that was something we would have – we were interested and the opportunity presented itself.

And so, we were fortunate enough, fortunate is probably not the right word since we were the ones that got ourselves there, but from a balance sheet perspective, we were in a position to do a transaction such as this. From an operating perspective, we were in a really good position because we’ve largely integrated Ellie Mae.

And so, we felt like given the opportunity we had in front of us, it was – it makes a lot of sense. It’s a very compelling transaction, I think, if you think about what we can bring to the industry from an efficiency standpoint.

And we’re blessed to have a business that enables us to take advantage of those opportunities during times when markets are maybe not so favorable. Standalone companies may be not as well positioned at times when those opportunities are ripe. And so, we’re thrilled with that and we’re looking forward to moving forward with it.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc’s (“BKI”) or Intercontinental Exchange, Inc’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.